Exhibit 4.11

SIXTH SUPPLEMENTAL INDENTURE (this “Sixth Supplemental Indenture”), dated as of September 30, 2013, among DYNAMIC TOWER SERVICES, INC., a Louisiana corporation and a subsidiary of the Company (as defined below) (“DTS”), GO GREEN SERVICES, LLC, a Texas limited liability company and a subsidiary of the Company (as defined below) (“Go Green” and, together with DTS, the “New Guarantors”), MASTEC, INC., a Florida corporation (the “Company”), and U.S. BANK NATIONAL ASSOCIATION, as trustee under the Indenture referred to below (the “Trustee”).

W I T N E S S E T H:

WHEREAS the Company has heretofore executed and delivered to the Trustee an indenture (as amended, supplemented or otherwise modified, the “Indenture”) dated as of November 10, 2009, providing for (i) the issuance by the Company from time to time of its senior debt securities evidencing its unsecured and unsubordinated indebtedness, in an unlimited aggregate principal amount, in one or more series and (ii) the guaranty of such securities by the guarantors party thereto;
WHEREAS the Company has heretofore supplemented the Indenture by, among other things, executing and delivering to the Trustee (i) the First Supplemental Indenture, dated as of June 5, 2009 (the “First Supplemental Indenture”), by and among the Company, the guarantors party thereto and the Trustee, relating to the Company’s original 4.00% Convertible Senior Notes due 2014 (the “Original 4.00% Senior Convertible Notes”), (ii) the Second Supplemental Indenture, dated as of November 10, 2009 (the “Second Supplemental Indenture”), by and among the Company, the guarantors party thereto and the Trustee, relating to the Company’s original 4.25% Convertible Senior Notes due 2014 (the “Original 4.25% Senior Convertible Notes”), (iii) the Third Supplemental Indenture, dated as of January 11, 2011 (the “Third Supplemental Indenture”), by and among the Company the guarantors party thereto and the Trustee, relating to the Company’s new 4.00% Senior Convertible Notes due 2014 (the “New 4.00% Senior Convertible Notes” and, together with the Original 4.00% Senior Convertible Notes, the “4.00% Senior Convertible Notes”), (iv) the Fourth Supplemental Indenture, dated as of January 11, 2011 (the “Fourth Supplemental Indenture”), by and among the Company, the guarantors party thereto and the Trustee, relating to the Company’s new 4.25% Senior Convertible Notes due 2014 (the “New 4.25% Senior Convertible Notes” and, together with the Original 4.25% Senior Convertible Notes, the “4.25% Senior Convertible Notes”), and (v) the Fifth Supplemental Indenture, dated as of March 18, 2013 (the “Fifth Supplemental Indenture”), by and among the Company, the guarantors party thereto and the Trustee, relating to the Company’s 4.875% Senior Notes due 2023 (the “Senior Notes” and, together with the 4.25% Senior Convertible Notes and the 4.00% Senior Convertible Notes, the “Notes”);

WHEREAS Section 4.04 of the First Supplemental Indenture, Section 4.04 of the Second Supplemental Indenture, Section 4.04 of the Third Supplemental Indenture, Section 4.04 of the Fourth Supplemental Indenture and Section 4.15 of the Fifth Supplemental Indenture each provide that under certain circumstances, the Company is required to cause each of the New Guarantors to execute and deliver to the Trustee a supplemental indenture pursuant to which each of the New Guarantors shall unconditionally guarantee all the Company’s obligations under the Notes and the Indenture on the terms and conditions set forth herein (the “Guarantee”); and

WHEREAS pursuant to Section 901 of the Indenture, Section 6.01 of the First Supplemental Indenture, Section 6.01 of the Second Supplemental Indenture, Section 6.01 of the Third Supplemental Indenture, Section 6.01 of the Fourth Supplemental Indenture and Section 9.01 of the Fifth Supplemental Indenture, the Trustee, the Company and the New Guarantors are each authorized to execute and deliver this Supplemental Indenture.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, each of the New Guarantors, the Company and the Trustee mutually covenant and agree for the equal and ratable benefit of the holders of the Notes as follows:

1.	Defined Terms. Defined terms used herein without definition shall have the meanings assigned to them in the Indenture.

2.
Agreement to Guarantee. Each of the New Guarantors hereby agrees, jointly and severally with all existing guarantors (if any), to (i) provide an unconditional guarantee on the terms and subject to the conditions set forth in (A) Article Seventeen of the Indenture, (B) Article Eleven of the First Supplemental Indenture, (C) Article Eleven of the Second Supplemental Indenture, (D) Article Eleven of the Third Supplemental Indenture, (E) Article Eleven of the Fourth Supplemental Indenture and (F) Article Eleven of the Fifth Supplemental Indenture and (ii) be bound by all other applicable provisions of the Indenture and the Notes and to perform all of the obligations and agreements of a guarantor under the Indenture.

3.
No Recourse against Others. No recourse for the payment of the principal of, premium, if any, or interest on any of the notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of any obligor in this Indenture, or in any of the Notes or Guarantees or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or controlling person of the Company or of any Subsidiary or of any successor Person thereof. Each Holder, by accepting the Notes, waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws.

4.	Notices. All notices or other communications to each of the New Guarantors shall be given as provided in Section 13.02 of the Fifth Supplemental Indenture.

5.
Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Securities heretofore or hereafter authenticated and delivered shall be bound hereby.

6.	Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

7.	Trustee Makes No Representation. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

8.	Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

9.	Effect of Headings. The Section headings herein are for convenience only and shall not effect the construction thereof.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

DYNAMIC TOWER SERVICES, INC.

By:     /s/ Robert E. Apple
Name: Robert E. Apple
Title:    President

GO GREEN SERVICES, LLC

By: /s/ Robert E. Apple
Name: Robert E. Apple
    Title:    Initial Manager

MASTEC, INC.

By:     /s/ Robert E. Apple
Name: Robert E. Apple
Title:    Chief Operating Officer

US BANK NATIONAL ASSOCIATION,
as Trustee

By:     /s/ Joshua A. Hahn
Name: Joshua A. Hahn
Title:    Vice President

SUPPLEMENTAL INDENTURE